UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the third quarter of 2024, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Third quarter of 2024
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 September 2024.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group

Annual Report 2023, which
is available under “Annual reporting” at
ubs.com/investors
.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0286864027 7.8.15 USD 1,575

1,552
Perpetual 7.8.25
2
UBS Group AG CH0506668869 13.11.19 CHF 275

319
Perpetual 13.11.25
3
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.20 USD 281

281
Perpetual 1.3.25
4 UBS Group AG CH0558521263 29.7.20 USD 750

704
Perpetual 29.7.26
5
UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,273
Perpetual 10.2.31
6
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 396

396
Perpetual 1.3.26
7 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

710
Perpetual 2.6.26
8
UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,405
Perpetual 12.2.27
9 UBS Group AG CH1160680174 16.2.22 CHF 265

311
Perpetual 16.2.27
10 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 450

450
Perpetual 1.3.27
11 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 423

423
Perpetual 1.3.28
12 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750

1,799
Perpetual 13.11.28
13 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750

1,836
Perpetual 13.11.33
14 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000

1,013
Perpetual 12.4.31
15 UBS Group AG, Switzerland, or employing subsidiaries
4
16.2.24 USD 551

551
Perpetual 1.3.29
16 UBS Group AG CH1325807860 21.2.24 SGD 650

516
Perpetual 21.8.29
17 UBS Group AG CH1357852636 24.6.24 SGD 675

538
Perpetual 21.12.29
18 UBS Group AG 144A: US902613BN73
RegS: USH42097EZ68
10.9.24 USD 1,500

1,495
Perpetual 10.9.29
Total high-trigger loss-absorbing additional tier 1 capital

15,572
1 UBS Group AG CH0271428333 19.2.15 USD 1,250

1,239
Perpetual 19.2.25
Total low-trigger loss-absorbing additional tier 1 capital
5

1,239
Total additional tier 1 capital

16,810
Tier 2 capital
1 UBS AG, Stamford branch
6
US870836AC77 21.7.95 USD 251

0
15.7.25
2 UBS AG
7
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
6
XS0062270581 18.12.95 GBP 61

82
18.12.25
4 UBS AG, Stamford branch
6
US870845AC84 3.9.96 USD 218

207
1.9.26
5 UBS AG, London branch
7
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 UBS AG, London branch
7
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 UBS AG, London branch
7
XS0104830772 1.12.99 USD 80

0
3.1.28
8 UBS AG, London branch
7
XS0105838964 23.12.99 USD 19

0
30.12.27
9 UBS AG, London branch
7
XS0105839426 23.12.99 USD 24

0
30.12.24
10 UBS AG, London branch
7
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

289
Total tier 2 capital

289

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8,9
SEC: US902613AX64
144A: US902613AW81
RegS: USH42097EG87
26.3.15 USD 2,500

0
26.3.25
2 UBS Group AG
8,9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,709
15.5.45
3 UBS Group AG
8
XS1241134821 29.5.15 NOK 1,000

0
28.5.25
4 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

0
24.9.25
5 UBS Group AG
CH0310451858
22.2.16 CHF 150

173
23.2.26
6 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

1,935
15.4.26
7 UBS Group AG
8,9
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

1,957
17.4.26
8 UBS Group AG
8
CH0330938876
8.8.16 GBP 500

0
8.8.25
9 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,340
1.9.26 1.6.26
10 UBS Group AG
8
144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,158
9.1.28 9.1.27
11 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,941
23.3.28 23.3.27
12 UBS Group AG
8
CH0385997058 27.10.17 JPY 8,300

56
27.10.27 27.10.26
13 UBS Group AG
8
CH0385997066 27.10.17 JPY 10,000

62
27.10.33 27.10.32
14 UBS Group AG
8
144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,886
12.1.29 12.1.28
15 UBS Group AG
8
CH0406415312 29.3.18 USD 408.8
10

281
11
29.3.48 29.3.23
16 UBS Group AG
8
CH0419042517 29.6.18 USD 196.8
10

145
11
29.6.48 29.6.23
17 UBS Group AG
8
CH0406415296 11.7.18 EUR 100

93
11
4.7.34 11.7.28
18 UBS Group AG
8
CH0428194218 31.8.18 USD 255.8
10

188
11
31.8.48 31.8.23
19 UBS Group AG
8
CH0438965599 26.10.18 USD 136.3
10

106
11
26.10.48 26.10.23
20 UBS Group AG CH0445624999 9.11.18 JPY 20,000

138
9.11.28 9.11.27
21 UBS Group AG
8
CH0449619078 27.12.18 USD 135.4
10

105
11
27.12.48 27.12.23
22 UBS Group AG
8
CH0449619094 30.1.19 USD 161.3
10

125
11
30.1.49 30.1.24
23 UBS Group AG
8
CH0457206792 30.1.19 USD 161.3
10

125
11
30.1.49 30.1.24
24 UBS Group AG
8
CH0457206834 30.1.19 USD 134.1
10

103
11
30.1.49 30.1.24
25 UBS Group AG
8
CH0474977748 29.5.19 USD 166.1
10

114
11
29.5.49 29.5.24
26 UBS Group AG
8
CH0483180912 11.6.19 EUR 100

94
11
11.3.30 11.3.29
27 UBS Group AG
8
CH0483180946 24.6.19 EUR 1,500

1,587
24.6.27 24.6.26
28 UBS Group AG
8
CH0483180987 27.6.19 USD 163.9
10

108
11
27.6.49 27.6.24
29 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,362
13.8.30 13.8.29
30 UBS Group AG
8
CH0494734418 10.9.19 EUR 1,000

951
10.9.29
31 UBS Group AG CH0506668844 4.11.19 USD 168.1
10

116
11
4.11.49 4.11.22
32 UBS Group AG
8
CH0517825276 14.1.20 EUR 1,250

1,289
14.1.28 14.1.27

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
33 UBS Group AG CH0520042489 29.1.20 EUR 1,500

1,649
29.1.26 29.1.25
34 UBS Group AG
8
CH0511762046 31.1.20 USD 334.1
10

148
11
31.1.60 31.1.25
35 UBS Group AG CH0521617321 4.3.20 USD 141.1
10

97
11
4.3.50 4.3.25
36 UBS Group AG
8
144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,749
1.4.31 1.4.30
37 UBS Group AG
8
CH0537261858 2.4.20 EUR 2,000

2,207
2.4.26 2.4.25
38 UBS Group AG
CH0535271214
14.4.20 USD 238.3
10

141
11
14.4.50 14.4.25
39 UBS Group AG CH0547243250 22.5.20 USD 116.2
10

66
11
22.5.50 22.5.25
40 UBS Group AG CH0543827189 27.5.20 USD 580.6
10

333
11
27.5.50 27.5.25
41 UBS Group AG
8
144A: US225401AQ16
RegS: USH3698DCY88
5.6.20 USD 1,500

1,453
5.6.26 5.6.25
42 UBS Group AG
8
CH0550413337 9.6.20 GBP 750

912
9.6.28 9.6.27
43 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,236
30.1.27 30.1.26
44 UBS Group AG CH0558521271 18.8.20 AUD 39.9
10

19
11
18.8.35 18.8.30
45 UBS Group AG CH0561923860 22.9.20 USD 61.5
10

36
11
22.9.50 22.9.23
46 UBS Group AG CH0576402181 5.11.20 EUR 1,500

1,526
5.11.28 5.11.27
47 UBS Group AG CH0579132942 24.11.20 USD 40

31
11
24.11.35 24.11.23
48 UBS Group AG CH0581183594 3.12.20 AUD 45

23
11
3.12.35 3.12.23
49 UBS Group AG CH0587372951 12.1.21 USD 110.4
10

69
11
12.1.51 12.1.26
50 UBS Group AG
8
CH0591979635 18.1.21 EUR 1,500

1,658
16.1.26 16.1.25
51 UBS Group AG
8
CH0591979627 18.1.21 EUR 1,500

1,269
18.1.33
52 UBS Group AG CH0588488863 29.1.21 USD 365.2
10

234
11
29.1.51 29.1.26
53 UBS Group AG
8
144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,865
2.2.27 2.2.26
54 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,715
11.2.32 11.2.31
55 UBS Group AG CH0595205524 24.2.21 EUR 1,000

1,015
24.2.28
56 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,143
24.2.33
57 UBS Group AG CH0598928718 24.2.21 CHF 360

409
24.8.29 24.8.28
58 UBS Group AG US902613AF58 25.2.21 USD 25

20
11
25.2.36 25.2.24
59 UBS Group AG CH0595205490 26.2.21 USD 189
10

126
11
26.2.51 26.2.26
60 UBS Group AG CH0595205508 26.2.21 AUD 100.1
10

43
11
26.2.51 26.2.26
61 UBS Group AG CH0598928734 4.3.21 USD 40

33
11
4.3.36 4.3.24
62 UBS Group AG
8
144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,766
14.5.32 14.5.31
63 UBS Group AG CH1112455774 26.5.21 USD 297.4
10

209
11
26.5.51 26.5.26

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
64 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,886
10.8.27 10.8.26
65 UBS Group AG CH1142231682 3.11.21 EUR 1,250

1,347
3.11.26 3.11.25
66 UBS Group AG CH1142231690 3.11.21 EUR 1,250

1,196
3.11.31
67 UBS Group AG CH1142231708 3.11.21 GBP 400

476
3.11.29 3.11.28
68 UBS Group AG CH1145096165 9.11.21 CHF 440

485
9.11.28 9.11.27
69 UBS Group AG
8
CH1142754311 15.11.21 GBP 450

519
15.11.29 15.11.28
70 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,302
11.2.33 11.2.32
71 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,139
11.2.43 11.2.42
72 UBS Group AG
8
CH1174335732 24.3.22 EUR 2,000

2,167
13.10.26 13.10.25
73 UBS Group AG
8
CH1174335740 24.3.22 EUR 1,500

1,545
2.4.32 2.4.31
74 UBS Group AG CH1175016083 25.3.22 AUD 39.1
10

24
11
25.3.32 25.3.25
75 UBS Group AG CH1167887269 29.3.22 USD 88.3
10

60
11
29.3.47 29.3.27
76 UBS Group AG
8
CH1174335773 4.4.22 JPY 5,000

33
11
4.4.28 4.4.26
77 UBS Group AG 144A: US902613AM00
RegS: USH42097CZ86
12.5.22 USD 1,200

1,182
12.5.26 12.5.25
78 UBS Group AG 144A: US902613AN82
RegS: USH42097DA27
12.5.22 USD 600

600
12.5.26 12.5.25
79 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,183
12.5.28 12.5.27
80 UBS Group AG CH1182086871 16.5.22 EUR 45

47
11
16.5.37 16.5.27
81 UBS Group AG CH1187520452 18.5.22 AUD 62.9
10

40
11
18.5.37 18.5.25
82 UBS Group AG CH1194000340 15.6.22 EUR 1,000

1,097
15.6.27 15.6.26
83 UBS Group AG CH1194000357 15.6.22 EUR 1,000

1,083
15.6.30 15.6.29
84 UBS Group AG CH1195555425 22.6.22 EUR 25

25
11
22.6.42 22.6.29
85 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,718
5.8.27 5.8.26
86 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,409
5.8.33 5.8.32
87 UBS Group AG
8
144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,496
15.7.26 15.7.25
88 UBS Group AG
8
144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,772
11.8.28 11.8.27
89 UBS Group AG
8
144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

3,098
12.8.33 12.8.32
90 UBS Group AG CH1204175116 16.8.22 EUR 32.6
10

30
11
16.8.52 16.8.32
91 UBS Group AG
8
CH1211713180 7.9.22 GBP 750

1,019
30.9.27 30.9.26
92 UBS Group AG
8
CH1211713198 7.9.22 GBP 750

1,079
7.9.33 7.9.32
93 UBS Group AG CH1210198151 8.9.22 EUR 37

38
11
8.9.42 8.9.32

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
94 UBS Group AG CH1212189141 15.9.22 EUR 120

126
11
15.9.37 15.9.34
95 UBS Group AG CH1213243889 21.9.22 EUR 30

32
11
21.9.32 21.9.27
96 UBS Group AG CH1213243905 28.9.22 JPY 10,000

56
11
28.9.42
97 UBS Group AG
8
CH1214797172 14.11.22 EUR 3,000

3,732
1.3.29 1.3.28
98 UBS Group AG
8
144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,373
15.11.33 15.11.32
99 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,128
11.1.31 11.1.30
100 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,727
12.1.27 12.1.26
101 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,275
12.1.34 12.1.33
102 UBS Group AG CH1242301294 16.1.23 EUR 42

47
11
16.1.43 16.1.33
103 UBS Group AG CH1244731761 9.2.23 AUD 66.9
10

46
11
9.2.38 9.2.26
104 UBS Group AG CH1244731779 15.2.23 EUR 90

103
11
15.2.38 15.2.33
105 UBS Group AG CH1244731787 17.2.23 EUR 32.3
10

35
11
17.2.43 17.2.33
106 UBS Group AG CH1255915022 16.3.23 AUD 40

28
11
16.3.38 16.3.30
107 UBS Group AG CH1248666922 16.3.23 JPY 10,000

70
16.3.33
108 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,191
17.3.28 17.3.27
109 UBS Group AG CH1255915014 17.3.23 EUR 977

1,144
17.3.32 17.3.31
110 UBS Group AG CH1255915030 17.3.23 AUD 54.9
10

36
11
17.3.38 17.3.26
111 UBS Group AG CH1253456094 21.3.23 AUD 200

141
11
21.3.33 21.3.26
112 UBS Group AG CH1277240953 29.6.23 EUR 25

28
11
29.6.43 29.6.33
113 UBS Group AG CH1277240961 30.6.23 EUR 50

56
11
30.6.43 30.6.31
114 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,281
22.12.27 22.12.26
115 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,556
22.9.29 22.9.28
116 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,849
22.9.34 22.9.33
117 UBS Group AG CH1305916756 21.11.23 EUR 83.8
10

96
11
21.11.38 21.11.30
118 UBS Group AG CH1305916798 30.11.23 EUR 25

29
11
30.11.38 30.11.32
119 UBS Group AG CH1305916806 30.11.23 EUR 60

71
11
30.11.38 30.11.30
120 UBS Group AG CH1305916822 7.12.23 AUD 52.4
10

39
11
7.12.53 7.12.26
121 UBS Group AG CH1305916863 15.12.23 CHF 40.8
10

48
11
30.6.34
122 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750

1,769
8.2.30 8.2.29
123 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250

2,280
8.2.35 8.2.34
124 UBS Group AG CH1305916897 9.1.24 EUR 1,250

1,393
9.6.33 9.6.32
125 UBS Group AG CH1314941464 17.1.24 EUR 50

58
11
17.1.44 17.1.29
126 UBS Group AG CH1331113543 13.3.24 EUR 25

28
11
13.3.44 13.3.32

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.24
Amount eligible for
the gone concern
requirement
as of 30.9.24 Maturity date
First optional call
date
127 UBS Group AG CH1331113600 15.4.24 USD 36.8
10

37
11
15.4.29 15.4.27
128 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750

1,821
13.9.30 13.9.29
129 UBS Group AG CH1348614079 21.5.24 EUR 50

55
11
21.5.34
130 UBS Group AG CH1348614152 22.5.24 CHF 335

396
22.5.30 22.5.29
131 UBS Group AG CH1348614095 23.5.24 EUR 25.4
10

29
11
23.5.44 23.5.29
132 UBS Group AG CH1353257855 14.6.24 EUR 70

80
11
14.6.44 14.6.27
133 UBS Group AG CH1357852727 16.7.24 USD 25.3
10

26
11
16.7.39 16.7.29
134 UBS Group AG CH1357852743 23.7.24 USD 77.7
10

78
11
23.1.32 23.1.31
135 UBS Group AG CH1357852719 25.7.24 JPY 4100

29
11
25.7.54 25.7.29
136 UBS Group AG CH1357852768 30.7.24 EUR 25

28
11
30.7.31 30.7.27
137 UBS Group AG CH1357852776 30.7.24 EUR 35

39
11
30.7.36 30.7.27
138 UBS Group AG 144A: US902613BM90
RegS: USH42097EY93
6.9.24 USD 1,500

1,472
6.9.45 6.9.44
139 UBS Group AG CH1377443820 20.9.24 USD 50

49
11
20.9.34 20.9.30
140 UBS Group AG CH1377443861 26.9.24 EUR 43

46
11
26.9.44 26.9.34
Total TLAC-eligible senior unsecured debt

103,593
1 Refer to

“Capital and total

loss-absorbing capacity instruments”

under “Bondholder information”

at ubs.com/investors for

more information about

the key

features and the

terms and conditions

of the capital

instruments included in

the table above.

Instruments are listed

according to their

issuance date.

2 On
12 June 2023, Credit Suisse Group AG

merged with and into UBS Group

AG, and its obligations

under its outstanding debt securities

became obligations of UBS Group

AG.

3 Instruments available to meet gone

concern requirements remain eligible until

one year before maturity.

4 Relates to Deferred Contingent
Capital Plan awards.

5 An outstanding low-trigger loss-absorbing additional tier 1 capital instrument is available under the Swiss SRB framework to meet the going concern requirements until its first call date.

As of the first call date, this instrument is eligible to meet the gone concern requirements.

6 Non-Basel III-
compliant tier 2 capital instruments

issued by UBS AG

qualify as gone concern instruments.

7 Non-Basel III-compliant tier 2

capital instruments (originally issued

by Credit Suisse AG)

do not qualify as gone

concern instruments.

8 Originally issued by Credit

Suisse Group AG.

9 The ISINs for

this instrument have
changed compared with those from original issuance.

10 Information corresponds to the amortized face

amount as of 30 September 2024 and therefore

includes the applicable accrual yield and, if

applicable, the issue price discount, with

the numbers being rounded to one decimal place.

11 The eligible amounts
presented are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name:

Ella Campi
Title:

Executive Director
Date:

October 30, 2024